

February 29, 2012

Via Facsimile
Mr. Ronald Erickson
President
Braeden Valley Mines, Inc.
318 North Carson Street, Suite 208
Carson City, NV 89701

> **Re:** **Braeden Valley Mines, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 16, 2012**
> **File No. 333-158062**

Dear Mr. Erickson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

General

1. Please be advised that if our comment asks you to "disclose" certain information, this disclosure should be included in the registration statement, and not simply in your response letter. In each instance where you have added or changed disclosure in response to our comments, please indicate in your response the page numbers in the filing where the new or revised language may be found.

2. We note your response to our prior comment 1 from our letter dated December 27, 2011. Please provide the requested disclosure in your filing.

3. We note your response to our prior comment 2, particularly subpart e. of the comment. Your response to this subpart states as follows: "I presume that the property presented a

'target of opportunity.'" Please clarify the meaning of this, and explain how the property was initially chosen and by whom.

4. We note your response to our prior comment 3 that the officer and directors do not plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. As requested in our prior comment, please confirm, if true, that your officer and directors did not **found** the company at least in part due to their plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.

5. We note your response to our prior comment 6 and reissue the comment. We note a number of instances in which your filing still refers to "selling shareholder" (singular), for example on the cover page, prospectus cover page and pages 9, 10 and 11.

6. We note your response to our prior comment 7 concerning the legality opinion (Exhibit 5.1). The reference in the first paragraph of the opinion to a registration statement that "will be filed … on or about January 8, 2012" appears to be incorrect. Please obtain a revised opinion that corrects this error. Also, given that these securities are already outstanding and presumably fully paid, please revise the opinion to state that the shares "are," and not "will be," legally issued, fully paid and non-assessable.

7. We note your response to our prior comment 9 and reissue the comment. Please provide the disclosure requested in our comment and file the signed letters from Altair Minerals agreeing to the various extensions of the lease.

8. We note your response to our prior comment 10. Please provide disclosure in your filing covering the information provided in your response.

9. We note your response to comment 12 from our letter dated December 27, 2011. It appears the due dates associated with you claim maintenance fees have not been revised. Please advise.

10. We note your response to comment 13 from our letter dated December 27, 2011. It appears the description of the geological setting is lengthy and overly technical. Therefore we reissue the comment. Please provide references for all information cited and included in your disclosure.

11. Additionally, we note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration

activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

12.   We note your response to comment 14 from our letter dated December 27, 2011. Please forward to our engineer, as supplemental information and not as part of your filing, the technical report referenced in your disclosure, pursuant to paragraph (c) of Industry Guide 7 and Rule 418(b) of Regulation C. If possible please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions regarding your report.

If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 418(b) of Regulation C. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Financial Statements, page F-1

13.   Please update your filing to include audited financial statements for your fiscal year ended December 31, 2011, pursuant to Rule 8-08 of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief